SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2007 (report no. 1)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

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CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 Press Release: Brazil's Contax Expands to NICE Perform® VoIP to Extract Insights from Customer Interactions, dated May 29, 2007.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:   /s/ Yechiam Cohen

Name: Yechiam Cohen

Title: General Counsel

Dated: June 4, 2007

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EXHIBIT INDEX

99.1 Press Release: Brazil's Contax Expands to NICE Perform® VoIP to Extract Insights from Customer Interactions, dated May 29, 2007.

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Brazil's Contax Expands to NICE Perform® VoIP to Extract Insights from Customer Interactions

Leading outsourcer to improve contact center performance in 3 sites for 4,000 agents

Ra'anana, Israel, May 29, 2007 - NICE Systems Ltd. (NASDAQ: NICE), a leading global provider of advanced solutions that enable organizations to extract Insight from Interactions(TM) to drive performance, today announced that Contax, a leading provider of contact center services in Brazil, has placed an order to expand to NICE Perform® in three of its contact centers, for 4000 agents.  NICE Perform will be deployed in the pure VoIP environment in each of the three sites.

With NICE Perform Contax supervisors can go beyond traditional call recordings and quality management to proactively identify and reliably evaluate the quality of service provided to customers.  They can target key calls and evaluate how well agents handle the call process as compared to key performance indicators (KPIs).  By generating insight from their customer interactions, the organization will increase customer loyalty, reduce churn and improve overall business performance.

NICE Perform VoIP provides organizations, software-only, scalable VoIP solutions that are certified by the world's leading VoIP switch vendors, addressing small-scale to large, multi-site high-end environments.  NICE's field-proven, VoIP solutions for contact centers, financial institutions and regulatory-compliant enterprises assure seamless business continuity and investment protection.

"We are excited to strengthen our relationship with NICE and expand our implementing to include NICE Perform in our VoIP environment," said Alexandre Martins, Director of IT and Services at Contax. "We believe that with NICE Perform we will be able to improve efficiency, effectiveness and quality of customer service in our VoIP contact centers."

"We are happy that Contax has decided to implement NICE Perform," said Eran Gorev, President and CEO, NICE Systems Inc.  "This reflects once more the strategic value-add NICE Perform brings to our customers in improving performance on all levels, agent, supervisor, and the contact center business.  It also reflects NICE's leadership in bringing innovative solutions to VoIP contact centers.  Contax joins the ever growing list of customers in leading the way of moving the contact center to the heart of the enterprise."

About Contax

Contax is the largest contact center provider in Brazil. It specializes in the design, implementation, and operation of complex contact centers, in order to help clients improve their customer relationships and maximize the value they provide to their customers. Contax's clients include many of Brazil's largest companies in the telecommunications, financial services, utilities and Internet sectors. In December, 2006 served 58 clients, had 49,132 employees and operated 22,407 workstations distributed throughout 18 contact centers in Brazil. Contax's services are designed to enhance the quality of customer interaction at all stages of the customer lifecycle, from identifying and acquiring new customers through providing information and customer services, rendering technical support, customer retention and debt collection. More information is available at http://www.contax.com.br.

About NICE Systems

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM) solutions and value-added services, powered by advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications. NICE's solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in 100 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

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Corporate Media

Galit Belkind NICE Systems

galit.belkind@nice.com +1 877 245 7448

Investors

Daphna Golden NICE Systems

ir@nice.com +1 877 245 7449

Trademark Note: Insight from Interactions(TM), 3600 View(TM), Executive Connect®, Executive Insight(TM)*, Freedom®, Investigator®, Mirra®, Universe®, My Universe(TM), NICE®, NiceCall®, NiceCall Focus(TM), NiceCLS(TM), NICE Learning(TM), eNiceLink(TM), NiceLog®, Playback Organizer(TM), Renaissance®, ScreenSense(TM), NiceScreen(TM), NICE SmartCenter(TM), NICE Storage Center(TM), NiceTrack(TM), NiceUniverse®, NiceVision®, NiceVision Analytics(TM), NiceVision ControlCenter(TM), NiceVision Digital(TM), NiceVision Harmony(TM), NiceVision Mobile(TM), NiceVision Net(TM), NiceVision Pro(TM), NiceVision NVSAT(TM), NiceVision Alto(TM), Scenario Replay(TM), Tienna®, Wordnet®, NICE Perform(TM), NICE Inform(TM), NICE Analyzer(TM), Last Message Replay(TM), NiceUniverse Compact(TM), Customer Feedback(TM), Interaction Capture Unit(TM), Dispatcher Assessment(TM), Encoder(TM), Freedom Connect®, FAST®, FAST Alpha Silver(TM), FAST Alpha Blue(TM) and Alpha®, Emvolve Performance Manager(TM), Performix Technologies(TM), IEX®, TotalView® and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

*in Australia only

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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